Sprint Nextel KSOPHF0410-4A353 6200 Sprint Parkway Overland Park, KS 66251 Office: 913.794.1496 Fax: 913.523.9802	Charles R. Wunsch General Counsel and Corporate Secretary
October 20, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director Division of Corporation Finance Telephone Number: (202) 55193367 Facsimile Number: (703) 813-6986

Re:	Sprint Nextel Corporation Registration Statement on Form S-4 Originally Filed September 3, 2009 File No. 333-161710
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Sprint Nextel Corporation (“Sprint Nextel”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-161710) (as amended, the “Registration Statement”) to 9:30 a.m., Eastern Time, on Friday, October 23, 2009, or as soon thereafter as possible. Sprint Nextel hereby acknowledges the following:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Sprint Nextel from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Sprint Nextel may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Larry Spirgel, Assistant Director
October 20, 2009

Very truly yours, SPRINT NEXTEL CORPORATION
By:	/s/ Charles R. Wunsch
	Name:	Charles R. Wunsch
	Title:	General Counsel & Corporate Secretary

cc:	Ms. Jessica Plowgian Mr. Paul Fischer United States Securities and Exchange Commission

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